FOR:  PARAMOUNT RESOURCES LTD.

TSX SYMBOL:  POU

CORRECTION FROM SOURCE: Paramount Resources Ltd. Announces Equity Offerings

OCT 15, 2009 – 19:25 ET

CALGARY, ALBERTA  - (Marketwire – Oct. 15, 2009)

Not for dissemination to United States newswire services or dissemination in the United States

This document corrects and replaces the release sent earlier today at 5:06 PM EDT.

Paramount Resources Ltd. ("Paramount") has entered into an agreement to sell, to a syndicate of Canadian underwriters led by BMO Capital Markets 4,500,000 common shares at a price of $15.00 per share for gross proceeds of $67,500,000. Paramount has also granted an option to the underwriters to acquire an additional 675,000 common shares at the same price. If the option is exercised in full, the gross proceeds of the common share issue will be $77,625,000. The shares will be offered for sale by short form prospectus in Canada in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Nova Scotia. Closing of the issue is expected to occur on or about November 4, 2009.  The proceeds from the common share offering will be used to reduce outstanding indebtedness, to fund ongoing capital expenditures and for general corporate purposes.

Paramount also intends to issue, by way of private placement in Canada, in the same provinces as the public share offering, up to 500,000 common shares of Paramount on a "flow-through" basis at a price of $18.75 per share for gross proceeds of up to $9,375,000. Paramount has entered into an agreement with the same syndicate of Canadian underwriters involved in the public share offering pursuant to which the syndicate will act as agents of Paramount to sell the offering of flow-through shares on a guaranteed agency basis.  This flow-through share offering is expected to close contemporaneously with the closing of the common share offering. The proceeds received by Paramount from the sale of these flow-through shares will be used to incur eligible Canadian Exploration Expense.

In conjunction with these offerings, Paramount also intends to issue to Clayton H. Riddell or companies controlled by Mr. Riddell, Paramount's Chairman and Chief Executive Officer, 1,000,000 flow-through common shares at a price of $16.87 per share for gross proceeds of $16,870,000 (which proceeds will be used by Paramount to incur eligible Canadian Development Expense). Mr. Riddell currently beneficially owns or controls, directly or indirectly, in excess of 50% of Paramount's outstanding common shares.

The aggregate gross proceeds from these three equity offerings (assuming full exercise of the underwriters’ overallotment option) will be $103,870,000.

The completion of each of the equity offerings is subject to Paramount receiving all necessary regulatory approvals.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful. The shares of Paramount being offered pursuant to the equity offerings will not be and have not been registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and may not be offered or sold within the United States except in transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws.

Paramount is a Canadian oil and natural gas exploration, development and production company with operations focused in Western Canada.

Paramount's common shares are listed on the Toronto Stock Exchange under the symbol "POU".

Advisory Regarding Forward-Looking Statements

This news release contains forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. This news release contains forward-looking statements with respect to the timing and completion of the equity offerings, the amounts to be raised under the equity offerings and the use of proceeds therefrom. Although Paramount believes that the expectations reflected in such forward-looking statements are reasonable, undue reliance should not be placed on them because we can give no assurance that such expectations will prove to be correct. Factors that could cause actual results to differ materially from those set forward in the forward-looking statements include general economic, business and market conditions, industry conditions, stock market and commodity price volatility, and difficulty in obtaining required regulatory approvals. We undertake no obligation to update our forward-looking statements except as required by law.

FOR FURTHER INFORMATION PLEASE CONTACT:

Paramount Resources Ltd.

J.H.T. (Jim) Riddell

President and Chief Operating Officer

Phone: (403) 290-3600

Fax:     (403) 262-7994

or

Paramount Resources Ltd.

B.K. (Bernie) Lee

Chief Financial Officer

Phone: (403) 290-3600

Fax:     (403) 262-7994